UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Egalet Corporation

(Name of Subject Company and Filing Person (Issuer))

Megan Timmins

Senior Vice President, General Counsel and Secretary

600 Lee Road, Suite 100

Wayne, Pennsylvania 19087

(610) 833-4200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

David Rosenthal, Esq.

Dechert LLP

Three Bryant Park

1095 Avenue of the Americas

New York, NY 10036-6797

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$24,650,000	$3,068.93

*                      Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of  the purchase price of the 5.50% Convertible Senior Notes due 2020 (the “Notes”), as described herein, or $24,650,000, representing 100% of the principal amount of the Notes outstanding as of July 30, 2018.

**               The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $124.50 per $1,000,000 of transaction value.

☒               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid $3,068.93	Filing Party: Egalet Corporation
Form of Registration No.: 005-87969	Date Filed: July 31, 2018

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                 third-party tender offer subject to Rule 14d-1.

☒               issuer tender offer subject to Rule 13e-4.

☐                 going-private transaction subject to Rule 13e-3.

☐                 amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                 Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                 Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2018 by Egalet Corporation, a Delaware corporation (“Egalet” or the “Company”), in connection with the offer (the “Offer”) by the Company to holders (the “Holders”) of the Company’s 5.50% Convertible Senior Notes due 2020 (the “Notes”) to repurchase all or part of such Holder’s Notes, subject to the terms and conditions of the Fundamental Change Company Notice, Make-Whole Fundamental Change Company Notice and Offer to Repurchase (as amended and supplemented from time to time, the “Notice”), which is attached hereto as Exhibit (a)(1)(A), the Indenture, dated as of April 7, 2015, by and between the Company, the Guarantors party thereto and The Bank of New York Mellon, as trustee (the “Trustee”) (as supplemented and amended from time to time, the “Indenture”), relating to the Notes and the Notes.

On August 9, 2018, the Company filed its Quarterly Report on Form 10-Q for the period quarterly period ended June 30, 2018 (the “Quarterly Report”). This Amendment No. 1 is filed to incorporate by reference the Quarterly Report and reflect the fact that the Company has amended the Offer.

This Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits are not included herein. The information set forth in the Schedule TO, including all other exhibits, schedules, annexes and appendices hereto and thereto, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.  You should read this Amendment No. 1 together with the Schedule TO and the Notice, in each case, as amended hereby.

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Item 12.                   Exhibits.

(a)(1)

Fundamental Change Company Notice, Make-Whole Fundamental Change Company Notice and Offer to Repurchase to Holders of the 5.50% Convertible Senior Notes due 2020, dated July 31, 2018, as amended August 10, 2018.

(b)	Not Applicable.

(d)(1)

Indenture, dated as of April 7, 2015, among the Company, the Guarantors party thereto and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K, filed with the Securities and Exchange Commission on April 8, 2015).

(d)(2)	Supplemental Indenture, dated as of September 28, 2016, among the Company, Egalet US Inc. and the Trustee.*

(d)(3)	Supplemental Indenture, dated as of September 28, 2016 among the Company, Egalet Ltd. and the Trustee.*

(g)	Not Applicable.

(h)	Not Applicable.

* - Previously filed.

Item 13.                   Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2018

EGALET CORPORATION

By:	/s/ Robert Radie
Robert Radie
President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)

Fundamental Change Company Notice, Make-Whole Fundamental Change Company Notice and Offer to Repurchase to Holders of the 5.50% Convertible Senior Notes due 2020, dated July 31, 2018, as amended August 10, 2018.

(b)	Not Applicable.

(d)(1)

Indenture, dated as of April 7, 2015, among the Company, the Guarantors party thereto and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K, filed with the Securities and Exchange Commission on April 8, 2015).

(d)(2)	Supplemental Indenture, dated as of September 28, 2016, among the Company, Egalet US Inc. and the Trustee.*

(d)(3)	Supplemental Indenture, dated as of September 28, 2016 among the Company, Egalet Ltd. and the Trustee.*

(g)	Not Applicable.

(h)	Not Applicable.

*  -  Previously filed.